Man Investments

09045651

March 13, 2009

SEC
Mail Processing
Section

MAR 16 2009

Washington, DC
120

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com

Man Group plc
10 March 2009

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 9 March 2009, the Net Asset Value of Man AHL Diversified Futures Ltd was US$41.66.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-0.19%
Last 12 months	+13.7%
Annualised return since inception	+14.1%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc
9 March 2009

Date of pre-close statement

Man Group plc confirms that it will release its pre-close trading update and Funds Under Management statement ahead of its close period for the financial year ending 31 March 2009 on Thursday 26 March at 07.00am (GMT). There will be a conference call for the investment community at 08.00am (GMT).

Enquiries

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Simon Anderson
Global Head of Communications
+44 20 7144 2121
Simon.anderson@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

About Man Group plc

Man is a world-leading alternative investment management business. With a broad range of funds for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages about USD50 billion and employs around 1,800 people in 14 countries worldwide.

The original business was founded in 1783. Today, Man Group plc is listed on the London Stock Exchange and is a member of the FTSE 100 Index with a market capitalisation of over USD5 billion.

Man Group is a member of the Dow Jones Sustainability World Index and the FTSE4Good Index. Man also supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes. Further information can be found at www.mangroupplc.com.